Exhibit 12.1

DANAHER CORPORATION AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ IN THOUSANDS, EXCEPT RATIO DATA)

	2003	2004	2005	2006	2007
Fixed Charges:
Gross Interest Expense	$58,379	$54,487	$44,540	$79,375	$109,702
Interest Element of Rental Expense	9,460	9,672	10,744	12,369	14,804
Interest on FIN 48 liabilities	—	—	—	—	—

Total Fixed Charges	$67,839	$64,159	$55,284	$91,744	$124,506

Earnings Available for Fixed Charges:
Earnings from Continuing Operations before (a) income taxes, and (b) accounting changes and reduction of income tax reserves related to previously discontinued operation.	$787,188	$1,042,667	$1,217,742	$1,428,843	$1,637,099
Add fixed charges	67,839	64,159	55,284	91,744	124,506
Interest on FIN 48 liabilities	—	—	—	—	—

Total Earnings Available for Fixed Charges	$855,027	$1,106,826	$1,273,026	$1,520,587	$1,761,605

Ratio of Earnings to Fixed Charges	12.6	17.3	23.0	16.6	14.1